UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 1-15319

SENIOR HOUSING PROPERTIES TRUST

(Exact name of registrant as specified in its charter)

Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts, 02458-1634, (617) 796-8350

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Junior Participating Preferred Share Rights

(Title of each class of securities covered by this Form)

Common Shares of Beneficial Interest

5.625% Senior Notes due 2042

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934 Hospitality Properties Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Senior Housing Properties Trust

Date:	April 15, 2014	By:	/s/ Richard Doyle
			Name:	Richard Doyle
			Title:	Treasurer and Chief Financial Officer

(1)                       The Junior Participating Preferred Share Rights (the “Rights”) expired on April 10, 2014, pursuant to the terms of the Rights Agreement, dated as of March 10, 2004, by and between the Registrant and EquiServe Trust Company, N.A.  The Registrant filed a Form 8-A to register the Rights on March 18, 2004.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.